Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2013 (a)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$159,288
Tax expense based on income	101,377
Fixed charges excluding preferred stock dividends tax adjustment (b)	217,092
Earnings available for fixed charges, as defined	$477,757
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$198,407
Estimated interest cost within rental expense	3,597
Amortization of net debt premium, discount, and expenses	11,866
Subsidiary preferred stock dividends	3,222
Adjust preferred stock dividends to pretax basis	1,932
Total fixed charges, as defined	$219,024
Consolidated ratio of earnings to fixed charges	2.18

(a)	Excludes discontinued operations.

(b)	Includes interest expense related to uncertain tax positions.